Exhibit 3

BRITISH AMERICAN TOBACCO p.l.c.
NOTIFICATION IN ACCORDANCE WITH LISTING RULE 9.6.13R

In accordance with Listing Rule 9.6.13R, British American Tobacco p.l.c. (the “Company”) confirms that in respect of Veronique Laury, who has been appointed as a Non-Executive Director of the Company with effect from 19 September 2022, there are no matters required by paragraphs 9.6.13R(2) to (6) of the Listing Rules to be disclosed by Ms Laury.

The Company previously disclosed directorships held by Ms Laury as required by paragraph 9.6.13R(1) of the Listing Rules in the RNS announcement numbered 8363T, released on 27 July 2022.

Claire Dhokia
Deputy Secretary

29 July 2022